

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-mail
G. Troy Meier
Chief Executive Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, UT 84078

> **Re: Superior Drilling Products, Inc**.
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 12, 2014**
> **File No. 333-195085**

Dear Mr. Meier:

We have reviewed your response letter dated May 12, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed May 12, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Off-Balance Sheet and Contingent Arrangements, page 46

Tronco-Related Loans, page 46

1. Expand the discussion in this section to indicate:

    - the business reasons why the Company entered into the Guaranty and pledged the assets and interests listed the second paragraph;

- why "it became probable that the guarantors would have to assume responsibility for the repayment of the Tronco Loan" and who made that determination;
- the reasons why a portion of the interest has been deferred;
- the business reasons for entering into the Note Purchase and Sale Agreement; and
- the business reasons for repaying the Meiers' personal loans with the proceeds of the offering.

Certain Relationships and Related Party Transactions, page 76

Related Party Transactions, page 76

Land Development Loan, page 76

2.   Explain the business reasons for purchasing the property originally and for distributing the property to the Meiers. Clarify whether you are receiving any consideration from the Meiers for that distribution, other than assumption of the loan. It appears that $342,000 of the $700,000 loan, plus interest, has already been paid by the company.

Naples Property Loan, page 76

3.   Explain the business reason for MPS having taken title to Naples property and assuming the loan. We note that Mr. Meier was an investor and guarantor of the loan on the property. Indicate the total payments of principal and interest that you have made on the property and whether Mr. Meiers is providing any consideration for receiving the property, other that the assumption of the loan.

Superior Auto Body Loans, page 77

4.   Indicate the business reasons for entering into the SAB Loans and the identity of the related party. Clarify the status of the auto body shop business.

Pro Forma Combined and Consolidated Financial Statements (Unaudited), page F-31

5.   We understand from your May 13, 2014 response to our verbal comment relayed to you on that same date, inquiring about your intended accounting for the loan acquisition and loan guarantee in connection with your offering, that you propose to recognize gain on extinguishment of the guarantee. We note this matter pertains principally to your future accounting and is not reflected in your registration statement beyond the adjustments that impact your pro forma balance sheet. However, given that your present liability under the guarantee will be reclaimed by your principal shareholder in connection with your acquisition of the note, it appears that extinguishment of the liability should be accounted for through equity rather than impact earnings, notwithstanding your accounting in earlier periods, consistent with the guidance in SAB Topic 5:T.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Eugenie D. Rivers